Grupo Financiero/Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       FIRST QUARTER ENDED MARCH 31, 2006

     O (Buenos Aires, Argentina, May 10, 2006) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2006, ended March 31, 2006.

NET LOSS FOR THE QUARTER ENDED MARCH 31, 2006

     O Net loss for the first quarter ended March 31, 2006, was Ps. 14.3 million, or Ps. 0.012 per share, equivalent to Ps. 0.12 per ADS.

     O This result was mainly generated by our participation in Banco de Galicia y Buenos Aires S.A. ("the Bank") (Ps. 27.3 million), the financial income from our financial holdings net of the administrative expenses (Ps. 17.1) and the income tax (Ps. 6.2 million).

     O The Bank recorded a Ps. 29.2 million net loss affected by losses for Ps. 15.0 million in connection with the sale of public-sector assets in order to repay in advance financial assistance from the Argentine Central Bank and by the establishment of provisions related with investments in non-financial companies, for Ps. 15.2 million.

     O During the quarter and in the first days of April, the Bank cancelled a total of Ps.2,678.2 million of financial assistance from the Argentine Central Bank, which amount includes the payments made in advance on such liability and the installments paid in accordance with the amortization schedule. Given that these payments were made mainly using the proceeds from the sale of public-sector assets, the Bank's exposure to the public sector was significantly reduced.

     O The table below shows results per share information, based on Grupo Galicia's financial statements.

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

                                                                     In pesos
----------------------------------------------------------------------------------------
                                             FY 2006                  FY 2005
                                          -------------    -----------------------------
                                               1 Q              4 Q             1 Q
EARNINGS PER SHARE                           03/31/06         12/31/05        03/31/05
---------------------------------------   -------------    -------------   -------------
Total Average Shares (in thousands)           1,241,407        1,241,407       1,241,407
Total Shares Outstanding (in thousands)       1,241,407        1,241,407       1,241,407
  Book Value per Share                            1.299            1.310           1.240
  Book Value per ADS (*)                         12.990           13.100          12.400
  Earnings per Share                             (0.012)           0.022           0.016
  Earnings per ADS (*)                           (0.120)           0.220           0.160

----------------------------------------------------------------------------------------
(*) 1 ADS = 10 ordinary shares

    O    Grupo Galicia's first quarter net income represents an annualized return of (0.17)% on average assets and (3.53)% on average shareholders' equity.

----------------------------------------------------------------------------------------
                                            FY 2006           FY 2005
                                          ----------    -------------------
                                              1 Q          4 Q        1 Q
PROFITABILITY                                  %            %          %
---------------------------------------   ----------    --------   --------
Return on Average Assets (*)                   (0.17)       0.54       0.46
Return on Average Shareholders Equity (*)      (3.53)       6.82       5.28

----------------------------------------------------------------------------------------
(*) Annualized.

NET INCOME BY BUSINESS

     O The following table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's result information by subsidiary.

     O The "Income from stake in Sudamericana Holding" line includes the company's results as of December 2005 and the company's goodwill amortization.

     O The "Income from stake in Galicia Warrants" line includes the company's results as of March 2006 and the company's goodwill amortization.

     O The "Other income GFG" line includes the financial income related to the holding of the subordinated bond issued by the Bank net of our administrative expenses.

                                                           FY 2006              FY 2005
                                                          ----------    ------------------------
NET INCOME BY BUSINESS                                      1st. Q       12/31/05      03/31/05
-------------------------------------------------------   ----------    ----------    ----------
Income from stake in Banco Galicia (93.6%)                     (27.3)         12.8          15.9
Income from stake in Net Investment (87.5%)                     (0.2)            -          (1.5)
Income from stake in Sudamericana Holding (87.5%)                0.8           0.1           3.5
Income from stake in Galicia Warrants (87.5%)                    0.1          (0.1)          0.1
Income from stake in Galval (100%)                                 -             -           0.0
Adjustment result by deferred tax in
  subsidiary companies                                           1.4           5.5             -
Other Income GFG                                                17.1          14.0           4.1
Income tax                                                      (6.2)         (4.8)         (1.7)

Net Income for the period                                      (14.3)         27.5          20.2
------------------------------------------------------------------------------------------------

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

CONFERENCE CALL

On Friday, May 12 at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires
Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2620

If you are unable to participate in the call, a replay will be available from Friday, May 12 at 2:00 P.M. Eastern Standard Time until Tuesday, May, 16 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 9641988.


--------------------------------------------------------------------------------

This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

--------------------------------------------------------------------------------
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

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION-CONSOLIDATED DATA(*)

---------------------------------------------------------------------------------------------------------------------
                                                        03/31/06     12/31/05     09/30/05     06/30/05     03/31/05
----------------------------------------------------   ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                                   1,244.7      1,041.2        995.9        959.6        941.4

GOVERNMENT AND CORPORATE SECURITIES                       4,168.2      5,971.8      5,556.2      5,615.6      5,857.2

LOANS                                                    10,285.2     10,555.2      9,968.6      9,442.3      8,981.0

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE      6,647.5      6,162.4      6,904.5      6,904.7      6,506.4

EQUITY IN OTHER COMPANIES                                    74.2         85.1         84.9         82.7         83.3

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND
INTANGIBLE ASSETS                                         1,181.3      1,173.7      1,184.6      1,214.3      1,274.8

OTHER ASSETS                                                742.1        646.3        558.2        508.1        674.5

TOTAL ASSETS                                             24,343.2     25,635.7     25,252.9     24,727.3     24,318.6

DEPOSITS                                                  8,930.3      8,421.7      8,027.2      7,531.0      7,469.1
- Non-Financial Government Sector                            59.9         90.3         92.4         81.0        130.4
- Financial Sector                                            4.9          6.2          8.3          5.7         21.9
- Non-Financial Private Sector and Residents Abroad       8,865.5      8,325.2      7,926.5      7,444.3      7,316.8
   - Current Accounts                                     1,606.3      1,639.8      1,505.2      1,474.2      1,286.3
   - Savings Accounts                                     2,293.0      2,211.4      2,094.3      1,953.0      1,954.7
   - Time Deposits                                        4,650.9      4,186.0      4,075.2      3,738.3      3,683.7
   - Investment Accounts                                      0.1          0.2          0.2          0.3          0.3
   - Other                                                  193.4        192.6        168.2        184.2        300.5
   - Accrued interest and quotation diferences payable      121.8         95.2         83.4         94.3         91.3

OTHER BANKS AND INTERNATIONAL ENTITIES                    1,097.0        982.5        942.5        953.0        962.3
NEGOTIABLE OBLIGATIONS                                    3,502.3      3,483.5      3,377.6      3,468.8      3,728.4
OTHER LIABILITIES                                         9,056.0     10,975.7     11,167.1     11,064.0     10,498.7
MINORITY INTERESTS                                          145.1        145.5        139.3        137.8        120.4
TOTAL LIABILITIES                                        22,730.7     24,008.9     23,653.7     23,154.6     22,778.9
SHAREHOLDERS' EQUITY                                      1,612.5      1,626.8      1,599.2      1,572.7      1,539.7

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                   2.90         3.13         2.63         2.02         4.03
Wholesale Price Index (%)(**)                                2.30         2.37         4.45         1.32         2.17
C.E.R. (%)(**)                                               2.96         3.04         2.41         2.71         3.10
Exchange Rate ($/U$S)(***)                                 3.0808       3.0315       2.9125       2.8908       2.9233

(*)   Grupo Financiero Galicia S.A., consolidated with subsidiary companies
      (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique
      "A" 3500 - Reference Exchange Rate

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

GRUPO FINANCIERO GALICIA S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

----------------------------------------------------------------------------------------------------------------------------
QUARTER ENDED:                                             03/31/06      12/31/05      09/30/05      06/30/05      03/31/05
-------------------------------------------------------   ----------    ----------    ----------    ----------    ----------
FINANCIAL INCOME                                               655.2         679.0         558.2         628.9         532.5
- Interest on Loans to the Financial Sector                      0.6           0.6           0.6           0.9           0.7
- Interest on Overdrafts                                        12.2          11.6          11.1           9.0           8.3
- Interest on Notes                                             42.8          33.6          34.0          23.1          28.3
- Interest on Mortgage Loans                                    14.5          14.1          18.9          18.5          22.6
- Interest on Pladge Loans                                       3.8           3.3           2.8           2.5           2.2
- Interest on Credit Card loans                                 60.9          61.6          55.3          56.2          49.6
- Interest on Other Loans                                       19.7          14.4           8.5           7.1           5.7
- Net Income from Government and Corporate Securities           79.4         126.6          52.5         128.9          25.1
- On Other Receivables Resulting from Financial
   Brokerage                                                    51.4          45.6          41.5          39.0          39.8
- Net Income from Guaranteed Loans-Decree 1387/01               52.8          54.1          52.9          48.0          48.5
- Adjustment by application of adjusting index                 277.6         275.7         252.6         283.0         280.5
- Other                                                         39.5          37.8          27.5          12.7          21.2

FINANCIAL EXPENSES                                             547.9         496.4         441.8         451.0         456.7
- Interest on Demand Accounts Deposits                           6.3           4.6           4.4           3.4           2.9
- Interest on Saving Accounts Deposits                           0.7           1.1           1.2           1.2           1.1
- Interest on Time Deposits                                     51.4          46.1          37.4          30.5          28.0
- Interest on Loans from Financial Sector                        1.6           1.7           1.0           1.0           0.9
- For other Liabilities resulting from Financial
    Brokerage                                                   83.4          71.6          67.6          73.7          56.4
- Other interest                                                77.8          84.2          83.7          75.7          90.8
- Adjustment by application of adjusting index                 266.9         264.7         228.5         261.1         252.5
- Other                                                         59.8          22.4          18.0           4.4          24.1

GROSS BROKERAGE MARGIN                                         107.3         182.6         116.4         177.9          75.8

PROVISIONS FOR LOAN LOSSES                                      29.5          21.2          14.5          22.8          18.2

INCOME FROM SERVICES, NET                                      147.0         143.3         129.2         135.1         116.1

ADMINISTRATIVE EXPENSES                                        215.7         222.1         197.0         196.0         165.9
- Personnel Expenses                                           107.4         108.9         100.3          97.6          85.5
- Directors' and Syndics' Fees                                   1.0           1.8           1.1           1.4           1.5
- Other Fees                                                     7.0          10.8           7.4           8.9           5.2
- Advertising and Publicity                                     20.9          21.0          18.7          18.7           9.7
- Taxes                                                         11.2          11.4           9.6           6.9           9.4
- Other Operating Expenses                                      51.9          51.7          48.1          44.8          42.6
- Other                                                         16.3          16.5          11.8          17.7          12.0

MINORITY INTEREST                                               (3.7)         (6.2)         (6.4)        (15.1)         (6.9)

INCOME FROM EQUITY INVESTMENTS                                  (5.9)          1.2           2.9           0.4           2.2

NET OTHER INCOME                                                 4.9         (35.2)         10.6         (73.1)         33.4

INCOME TAX                                                      18.7          14.9          14.7         (26.6)         16.3

NET INCOME                                                     (14.3)         27.5          26.5          33.0          20.2
----------------------------------------------------------------------------------------------------------------------------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies
    (Art. 33 - law 19550).

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